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                           October 9, 2020

       Kamal Gala
       Assistant General Counsel and Corporate Secretary
       DCP Midstream, LP
       370 17th Street, Suite 2500
       Denver, Colorado 80202

                                                        Re: DCP Midstream, LP
                                                            Registration
Statement on Form S-3
                                                            Filed October 2,
2020
                                                            File No. 333-249271

       Dear Mr. Gala:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Lucy Stark